

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 15, 2016

Via E-mail
Stevens M. Sadler
Manager and Chief Executive Officer
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235

> **Re: Allegiancy, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 17, 2015**
> **File No. 024-10476**

Dear Mr. Sadler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2015 letter.

General

1. We note your response to comment 1 of our letter dated November 24, 2015 and your revised disclosure. We also note that this is a best efforts offering with a minimum offering amount and that Allegiancy LLC will be converted into Allegiancy Inc. on or before the initial closing of this offering. Please confirm that the initial closing of the offering is the same date in which the company closes on the minimum offering as indicated on page 2 of the offering circular. If correct, please revise your disclosure on

the cover page and elsewhere to disclose clearly the conversion date in relation to the closing of the minimum offering.

Summary

Our Company, page 1

2.   Please clearly indicate whether the number of shares outstanding as of the conversion date includes any shares to be sold in this offering.

Exhibits

3.   Please file all required exhibits as promptly as possible including your legality opinion. We will review the exhibits prior to qualification of the offering statement and may have further comments after our review.

        You may contact Isaac Esquivel at (202)551-3395, or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: T. Rhys James, Esq. (*via e-mail*)